

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2014

<u>Via Facsimile</u>
Jeremy D. Thigpen
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036

>   **Re: National Oilwell Varco, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 14, 2014**
>   **File No. 1-12317**

Dear Mr. Thigpen:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 21</u>
<u>There are risks associated with our presence in international markets, page 23</u>
<u>General</u>

1. In your letters to us dated May 23, 2011 and June 23, 2011, you discussed contacts with Syria, Sudan and Cuba. We are aware of a third party environmental website which lists National Oilwell Varco among drilling fluids companies in Sudan, and we are aware of recent news articles reporting that two rigs located offshore Cuba include your blowout preventers. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about contacts with these countries except for the information on page 91 regarding federal investigations of Robbins & Myers. We also note that you do not identify the countries involved in the

Office of Foreign Assets and Control's investigation of Ameron International Corporation.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letters, including through subsidiaries, affiliates, distributors, resellers, customers, joint venture partners, or other direct or indirect arrangements. In this regard, we note disclosure in your Form 10-K about Samsung Heavy Industries and Schlumberger. Each of these companies is reported to have contacts with Syria, Sudan, and/or Cuba. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance